RECEIVED

2008 FEB 28 A 7:41

MBH
Monex Beans Holdings, Inc.

08000977

File No. 82-34933
February 25, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Monex Beans Holdings, Inc. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of news releases announced Mar.20, 2007 to Jan.29, 2008 as listed in Annex A.

If you have any further questions or requests for additional information please do not hesitate to contact Mina Kanai at 011-813-6212-3750(telephone) or 011-813-3808(facsimile).

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Very truly yours,

Monex Beans Holdings, Inc.

By ____________________
Name: Oki Matsumoto
Title: President & CEO

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

Annex A

Enclosures and attachment

1. Announcement of Subsidiary's Management & Organization Changes
2. Announcement of Basic Policy regarding Dividends
3. Announcement of Management Changes
4. Start of Special Service for So-net Members
5. Announcement of Launch of Euro Medium Term Note Program
6. This is material for the Shareholder's Discussion Meeting
7. Monex,Inc.Starts the Offering of Yen Denominated Short Term Notes
8. Announcement of Subsidiary's Organization and personnel Changes
9. Announcement of Subsidiary's Personnel
10. Announcement of Subsidiary's Personnel
11. Interim Dividend Forecast for Fiscal Year Ending March31,2008
12. Announcement of Management Change
13. Monex Alternative Investmenta is Authorized a Dicretionary Investment Management Business License
14. Announcement of Subsidiary's Personnel
15. Announcement of Establishment of U.S.Subsidiary
16. MBH Accepts Allocation of New Shares of Related Company
17. Announcement of Subsidiary's Management Change
18. Announcement of Subsidiary's Management and Personnel Change
19. Announcement of Subsidiary's Organization and Personnel Changes
20. Announcement of Organization and Personnel Changes
21. Monex University to Start Research on Investment Management Theories
22. MBH to Establish Beijing Representative Office
23. MBH to Change Company Name
24. Notice Regarding Acquisition of Own Shares

RECEIVED

2007 FEB 28 A 7:

MBH
Monex Beans Holdings, Inc.

Announcement of Subsidiary's Management & Organization Changes

TOKYO, March 20, 2007 -- Monex, Inc.* ("Monex") has decided the following management changes effective April 1, 2007 at the Extraordinary Shareholders' Meeting held today. In addition, Monex has decided the following organization and personnel changes.

* 100% subsidiary of Monex Beans Holdings, Inc.

1. Management Changes (Effective April 1, 2007)

New Appointment	Current Assignment	Name
Director General Manager, Accounting Department	General Manager, Accounting Department	Masaki Ueda
Director General Manager, Technology Department	Senior General Manager, Technology Department	Kiminori Kaneko
Director General Manager, Treasury Department	General Manager, Treasury Department	Yasuyuki Kotera
Director General Manager, Compliance Department	Senior General Manager, Compliance Department	Kiyoshi Tamura
Director	(General Manager, Corporate Planning Office, Monex Beans Holdings, Inc.)	Katsuki Mandai

2. Organization Changes (Effective April 1, 2007)

1) China Capital Market Desk shall be reorganized as China Capital Market Department.

2) Operation Planning Office shall be independent from Operation Department and report to COO directly.

3. Personnel Changes (Effective April 1, 2007)

New Assignment	Current Assignment	Name
General Manager, China Capital Market Department Investment Banking Division	General Manager, China Capital Market Desk Investment Banking Division	Akio Kuboyama
General Manager, Operation Planning Office	General Manager, Operation Planning Office Operation Department	Atsushi Yasuhara

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Announcement of Basic Policy regarding Dividends

TOKYO, March 20, 2007 -- Monex Beans Holdings, Inc. ("MBH") announces that it has decided on its basic policy regarding dividends for FYE March 2008 and later.

1. Calculation Formula of Dividends

   MBH has been calculating its dividends based on the net income of its subsidiary, Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto) of the precedent fiscal year. MBH will calculate the dividends for FYE March 2008 and later based on the MBH group's consolidated net income of the same fiscal year that the dividends will be paid out.

2. Dividend Payout Ratio

   MBH will aim for approximately 50% of its consolidated net income.

3. Interim Dividends

   Although MBH has not been paying out interim dividends, it plans to pay out interim dividends as well as year end dividends for FYE March 2008 and later. Interim dividends will be approximately 50% of the MBH group's consolidated net income of the first half of the fiscal year that the dividends will be paid out.

The amount of MBH's year end dividend for FYE March 2007 is planned to be 2,900 yen per share calculated based on Monex's net income of FYE March 2006 as announced on October 25, 2006. This will be proposed at the 3rd Annual General Meeting of Shareholders planned to be held in June 2007.

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Announcement of Management Changes

TOKYO, March 20, 2007 -- Monex Beans Holdings, Inc. ("MBH") has decided at the Board of Director's Meeting held today to propose the following management changes to the Annual General Meeting of Shareholders to be held in June 2007. In addition, MBH has decided the following personnel changes.

1. Board Member Changes (Planned)
   1) Newly Appointed Board Director Candidates
      - Hisashi Tanaami — Standing Statutory Auditor, MBH
      - Masakazu Sasaki — Statutory Auditor, MBH CPA
      - Mamoru Taniya — CEO, Asuka Asset Management, Ltd.
   2) Newly Appointed Statutory Auditor Candidates
      - Tadasu Kawai — Board Member, MBH
      - Takeshi Tamaki (External) — Adviser, BOT Lease Co., Ltd.
   3) Resignation of Board Directors (Scheduled in June 2007)
      - Tadasu Kawai
      - Yoshinori Hashitani
   4) Resignation of Statutory Auditors (Scheduled in June 2007)
      - Hisashi Tanaami
      - Masakazu Sasaki

2. Personnel Changes (Effective April 1, 2007)

New Assignment	Current Assignment	Name
Senior General Manager, Legal Department	General Manager, Legal Department	Nozomi Takasaki
General Manager, Corporate Planning Office & Corporate Communications Office	General Manager, Corporate Communications Office	Toshihiko Katsuya

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Start of Special Service for So-net Members

TOKYO, June 5, 2007 -- Monex Beans Holdings, Inc. announces that So-net Entertainment Inc. ("So-net"; President: Kenichiro Yoshida) and Monex, Inc., a subsidiary of Monex Beans Holdings, Inc.; ("Monex"; President & CEO: Oki Matsumoto) will be starting a special service to So-net members. This service is intended for the 3.24million individual So-net members registered as of March 31, 2007 and as stated below, will begin on June 5, 2007.

1. "Special Service for Stockholders"*

   The "Special Service for Stockholders" waives the brokerage commission for stockholders and members of partnering companies.

   So-net members who obtain proper documentation from the exclusive website** and purchase So-net stocks through Monex between June 5, 2007 and May 30, 2008, after opening a Monex account will have their brokerage commissions waived. In addition, Monex will be conducting a campaign where So-net members who deposit a minimum of ¥30,000 by August 31, 2007 will be awarded ¥3,000.

   * Please refer to the following URL for further details (Japanese only) : http://www.monex.co.jp/ServiceInformation/00000000/guest/G3200/srv/yugu.htm

   ** Please refer to the following URL for further details on account opening of So-net members (Japanese only): http://www.so-net.ne.jp/corporation/IR/yuutai/

2. Service Objectives

   So-net hopes that this service will make it easier for So-net members to purchase stocks and Monex hopes that So-net members will use Monex through this opportunity.

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Announcement of Launch of Euro Medium Term Note Program

TOKYO, June 13, 2007 -- Monex Beans Holdings, Inc. announces that it has launched a Euro Medium Term Note Program of 40 billion yen as below. The launch of this program will enable the company to diversify its financing methods and secure funding by flexibly issuing notes adapted to changes in financial markets.

Overview of the Program

(1) Issuer:	Monex Beans Holdings, Inc.
(2) Size:	¥40,000,000,000
(3) Currencies:	Various
(4) Market:	Euromarket
(5) Listing	Singapore Exchange Securities Trading Limited
(6) Arranger:	Deutsche Bank AG, London Branch
(7) Dealers:	Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, Dresdner Bank Aktiengesellschaft, J.P. Morgan Securities Ltd., Mizuho International plc., Shinkin International Ltd., UBS Limited
(8) Rating:	BBB+ (Japan Credit Rating Agency, Ltd.)

Note: Types, maturities, interest rates and so on of the issuing notes will be determined upon the actual issue of each individual note.

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

June 22, 2007

To whom it may concern:

Company Name : Monex Beans Holdings, Inc.

Oki Matsumoto, President and CEO

Code : 8698 (TSE Section One)

This is material for the Shareholder's Discussion Meeting.

-End-

This is an English translation of Japanese presentation material prepared for the shareholder's discussion meeting to be held on June 23, 2007. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement is always controlling.

Forward-looking Statements

Statements made at this presentation and in this material include forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business and the industry. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations and plans, identify strategies, contain projections of results of operations and of our financial condition, and state other "forward-looking" information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from expected results contained in any forward-looking statements. Potential risks and uncertainties include, without limitation, our ability to continue to attract and retain customers and their assets; our ability to make our operations profitable; changes in the demand for brokerage services in Japan; our ability to continue to expand and maintain our computers and electronic systems and to avoid failures of these systems; and our ability to maintain our relationship with our founding shareholders. This does not correspond to US GAAP.

Monex Beans Holdings, Inc.
Discussion with Shareholders

Current Environment and Management Policy

- Recognition of Environment
  - ✓Changes in the social structure
    (Decrease in population and aging society)
  - ✓Changes in the financial industry
    (Deregulations of the financial industry along with the enforcement of the Financial Products Exchange Law)

⇩

  - ✓More importance in proactive asset management by individuals

- Management Policy

  Aspiring to be a

  Premium Online Financial Services Company with Investment Banking capabilities

Management Strategies

■Expanding Products and Services

✓Origination of new fixed income products

✓Origination of new alternative investment products

✓Development of new investment products utilizing a new program trading tool, “Kaburobo”

✓Entry into M&A advisory services

■Alliance with Pure-Internet-Play Bank

■Investor Education by “Monex University”

■Enhancement of Human Resources

⇩

Pursuing a low-cost asset management business model

Strategic Transition of Revenue Structure

■ Current Revenue Structure

✓Brokerage commission and financial income as core revenue sources

✓Susceptible to Japanese stock market conditions

■ Future Revenue Structure

✓Further enhancing our brokerage business by providing more value-added services

✓Diversifying revenue sources by mainly focusing on the investment trust business, fixed income business, and alternative investment business

⇩

Securing and stabilizing revenues

Corporate Governance

- ■ Enhancing the Internal Control System
  - ✓Comply with the new Commercial Code of Japan and the Japanese Sarbanes-Oxley Act
- ■ Enhancing the Compliance System
  - ✓Alliance with outside legal counsel regarding internal reporting system
- ■ Accelerating the External Check System
  - ✓Check by external board members
  - ✓Continuous holding of the advisory board
  - ✓Proactive and clear disclosure

Shareholders' Return

- Further Improvement of Key Performance Indicators such as ROE
- Sustaining High Dividend Levels
- Introduction of Mid-term Dividends
- Clear and Proactive Disclosure Policy
  - ✓Monthly disclosure of ordinary income in addition to continuous disclosure of account numbers and operating revenues, etc.
  - ✓MBH IR Workshop for Individual Investors

⇩

Aiming for the appropriate reflection of our corporate value to the share value

MBH
Monex Beans Holdings, Inc.

Monex, Inc. Starts the Offering of Yen Denominated Short Term Notes

TOKYO, June 29, 2007 -- Monex Beans Holdings, Inc. announces that its subsidiary, Monex, Inc. ("Monex") has started the offering of yen denominated short-term notes utilizing its Euro Medium Term Note Program launched on June 12, 2007.

The term of the notes is 3 months at the rate of 1.0% p.a. Although Japan has seen a rise in short –term market interest rates, deposit interest rates remain almost unchanged. This product enables individual investors to receive the benefits of the rise in interest rates.

Overview of the short-term note

(1) Name: Monex Beans Holdings, Inc.
Yen 1,500,000,000 1.00 per cent. Notes due 17 October 2007
(2) Issuer: Monex Beans Holdings, Inc.
(3) Rating: BBB+ (Japan Credit Rating Agency, Ltd.)
(4) Interest Rate: 1.0% p.a. (pre-tax)
(5) Currency: Japanese yen
(6) Offering Price: ¥10,000
(7) Offering Unit: ¥10,000
(8) Date of Issue: Tuesday, July 17, 2007
(9) Date of Redemption: Wednesday, October 17, 2007
(10) Period of Offering: Friday, June 29, 2007 to Tuesday, July 17, 2007

For further information, please visit http://www.monex.co.jp/.

Monex will continue to develop more fixed income products including notes utilizing the Euro Medium Term Note Program to meet the wide needs of individual investors.

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Announcement of Subsidiary's Organization and Personnel Changes

TOKYO, July 19, 2007 – Monex, Inc.* ("Monex") has decided the following organization and personnel changes effective August 1, 2007.

* 100% subsidiary of Monex Beans Holdings, Inc.

Organization Changes

Investment Banking Division shall be reorganized into two departments, Investment Banking Department and Corporate Finance Department.

Investment Banking Department includes two functions, IBS I (currently named as Investment Banking Service Dept) and IBS II (currently named as Corporate Finance Dept).

Corporate Finance Department includes two functions, Capital Markets and International Capital Markets.

Personnel Changes

New Assignment	Current Assignment	Name
GM, Investment Banking Dept. GM, IBS I	GM, Investment Banking Div. GM, Investment Banking Services Dept.	Akira Handa
Investment Banking Dept. GM, IBS II	Investment Banking Div. GM, Corporate Finance Dept.	Koji Okuda
GM, Corporate Finance Dept. GM, Capital Markets	Head of Investment Banking Div. GM, Capital Markets Dept.	Takashi Kuwauchi
Corporate Finance Dept. GM, International Capital Markets	Investment Banking Div. GM, China Capital Markets Dept.	Akio Kuboyama

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

This material is an English translation of a Japanese announcement made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

MBH
Monex Beans Holdings, Inc.

Announcement of Subsidiary's Personnel

TOKYO, August 1, 2007 – Monex Alternative Investments, Inc., a subsidiary of Monex Beans Holdings, Inc., has announced the following assignments effective August 1, 2007.

Personnel Changes

Name	New Assignment	Current Assignment
Shinichiro Shiraki	Director	Director, General Manager, Fund Management Department
Shuji Nishimura	General Manager, Fund Management Department	-

###

Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

This material is an English translation of a Japanese announcement made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

MBH
Monex Beans Holdings, Inc.

Announcement of Subsidiary's Personnel

TOKYO, August 17, 2007 – Monex, Inc. ("Monex"), a 100% subsidiary of Monex Beans Holdings, Inc., has decided the following personnel change effective September 1, 2007.

Personnel Change effective September 1, 2007

Name	New Assignment	Current Assignment
Akira Handa	GM, Investment Banking Services Dept. GM, IBS I GM, IBS Ⅱ	GM, Investment Banking Services Dept. GM, IBS I

###

Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Interim Dividend Forecast for Fiscal Year Ending March 31, 2008

TOKYO, August 20, 2007 – Monex Beans Holdings, Inc.("MBH") announces that it has decided on the following forecast of interim dividend per share for FYE March 2008 at the meeting of board of directors held today.

1. Background

The present targeted dividend payout ratio of MBH is approximately 50% of its consolidated net income. Although MBH had not been paying out interim dividends, it plans to pay out interim dividend from FYE March 2008.

2. Contents of Interim Dividend

Details of interim dividend are as below. The calculation of this forecast is based on the assumption that the financial results of August and September 2007 will be at the same level as that of July 2007.

	Dividend per share (yen)		
Dividend Record Date	Interim	Fiscal End	Annual
Forecast for FYE March 2008	900	TBD	TBD
Results of FYE March 2007	0	2,900	2,900

###

Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Announcement of Management Change

TOKYO, August 20, 2007 – Monex Beans Holdings, Inc. ("MBH") has decided the following management change effective August 20, 2007.

MBH has decided to appoint "Chief Financial Officer" (CFO) as below:

Management Change effective August 20, 2007

Name	New Assignment	Current Assignment
Kyoko Kudo	Representative Director, Deputy President Chief Financial Officer	Representative Director, Deputy President

###

Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Monex Alternative Investments is Authorized a Discretionary Investment Management Business License

TOKYO, September 3, 2007 -- Monex Beans Holdings, Inc. announces that its subsidiary, Monex Alternative Investments, Inc., has been authorized a discretionary investment management business license by the Prime Minister of Japan and will be starting discretionary investment management services as of September 4, 2007. Details are as follows.

1. Contents of authorization
Authorization of businesses related to a discretionary investment management specified by Law Concerning the Regulation, etc. of an Investment Advisory Business Relating to Securities Article 24-1 (The Prime Minister Certification No.82)

2. Commencement date of businesses related to discretionary investment management services
Tuesday, September 4, 2007

3. Planned businesses related to discretionary investment management services
(1) Management of alternative investment products for individual investors such as the "Premium Hybrid 2007" now in preparation.
(2) Distribution of alternative investment products for institutional investors such as financial institutions, corporations, and pension funds.

###

(For Reference)

About Monex Alternative Investments, Inc.

Established:	October 22, 2004
Capital:	95 million yen
Representative:	Shigeo Mizuta
Description of Business:	Investment discretionary (as of September 4, 2007) and advisory business

Investment Advisor Business License Registration Number: Kanto Local Financial Bureau No.1370
Discretionary Investment Management Business License Number: The Prime Minister Certification No.82

Shareholders:	Monex Beans Holdings, Inc. (55%)
	Asuka Asset Management, Ltd. (45%)
URL:	http://www.monexai.com/

Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Announcement of Subsidiary's Personnel

TOKYO, September 21, 2007 – Monex Alternative Investments, Inc. ("MAI"), a subsidiary of Monex Beans Holdings, Inc., has announced the following assignment effective October 1, 2007.

Personnel Change

Name	New Assignment	Current Assignment
Shuji Nishimura	Chief Investment Officer General Manager, Fund Management Department	General Manager, Fund Management Department

###

Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Announcement of Establishment of U.S. Subsidiary

TOKYO, September 21, 2007 -- Monex Beans Holdings, Inc. ("MBH") announces that it has established a wholly owned subsidiary in the United States for the main purpose of research in the global financial industry. Details are as follows:

(1) Name of Company	MBH America, Inc.
(2) Date of Establishment	August 29, 2007
(3) Date of Investment	By the end of September, 2007
(4) Representative	Takashi Oyagi
(5) Office	New York, NY U.S.A.
(6) Capital	US$ 400,000 (wholly owned subsidiary of MBH)
(7) Main Business	Research in the global financial industry

(For reference)

Biography of Mr. Takashi Oyagi

Mr. Takashi Oyagi is the CEO and President of MBH America, Inc. Previously, Mr. Oyagi was a Director at Deutsche Bank Securities Inc. in the Global Markets Division in New York. Prior to that, he worked for Monex, Inc. from 1999 to 2003, contributing to the firm as one of the four founding members. Before joining Monex, Inc., he worked for Goldman Sachs (Japan) Ltd. in the Fixed Income, Currency and Commodities Division. He began his career at the Bank of Japan in 1991. Mr. Oyagi received a BA in law from the University of Tokyo, and also holds an MBA in analytic finance from the University of Chicago Graduate School of Business.

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

RECEIVED

2008 FEB 23 A 7:27

MBH
Monex Beans Holdings, Inc.

MBH Accepts Allocation of New Shares of Related Company

TOKYO, October 5, 2007 -- Monex Beans Holdings, Inc. ("MBH") announces that it has accepted a part of the third party share allocation by WR Hambrecht & Co Japan (President Oki Matsumoto, "WRH Japan"). MBH has completed payments and acquired majority of voting rights as of today.

Recognizing the reinforcement of investment banking as an important business issue, the MBH group plans to aggressively develop the M&A advisory business in addition to the underwriting business. MBH clearly positions WRH Japan as the group's investment banking arm by making WRH Japan as its subsidiary through this additional investment. Actively hiring talented professionals and co-working with Monex, Inc., outside professional firms, and shareholders such as WR Hambrecht + Co., LLC, WRH Japan shall provide comprehensive advisory services covering all M&A processes including PMI (Post Merger Integration).

WRH Japan will also continue the research and study of OpenIPO® (a registered trademark of WR Hambrecht + Co, LLC), a price-setting mechanism for IPOs using a Dutch auction method, with the view of eventually implementing it in Japan.

1. Outline of share acquisition by MBH

1) Number of acquired shares:	452 shares
2) Issued price per share:	150,000 yen
3) Total sum of acquired shares:	¥67.8 million
4) Payment date:	October 5, 2007
5) Total number and ratio of shares held before the acquisition:	110 shares / 25.0%
Total number and ratio of shares held after the acquisition:	562 shares / 56.9%

2. Summary of WR Hambrecht & Co Japan, Inc. (after this allocation)

1) Company Name	WR Hambrecht & Co Japan, Inc.
2) Main business areas	M&A advisory services, research and study of OpenIPO®
3) Established	September 21, 2005
4) Location of head office	11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
5) Representative	Oki Matsumoto, President
6) Paid-in capital and capital reserve	Total of ¥63.1 million
7) Shareholder structure and shareholding ratio	Monex Beans Holdings, Inc.: 56.9% Zenshin Capital Partners II, L.P.: 16.0% WR Hambrecht + Co., LLC: 11.1% DBJ Value Up Fund: 11.1% Others: 4.9%

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Announcement of Subsidiary's Management Changes

TOKYO, October 24, 2007 – WR Hambrecht & Co Japan, Inc., a subsidiary of Monex Beans Holdings, Inc., has decided the following management changes effective October 24, 2007 at the Extraordinary Shareholders' Meeting held today.

Management Changes (Effective October 24, 2007)

Name	New Assignment	Current Assignment
Shuichi Matsuzawa	Representative Director President	-
Oki Matsumoto	Director	Representative Director President
Satoshi Hasuo	(Resignation)	Director

(For Reference)

Profile of Shuichi Matsuzawa

Mr. Matsuzawa worked for Mitsui & Co., Ltd. for 19 years and had various experiences in principal investment and business development in IT industries. Positions at Mitsui included Investment Team Leader of Information, Electronics & Telecommunication Business Unit, General Manager of Business Development at Mitsui Knowledge Industry Co., Ltd.(seconded), and Director of Strategic Business Planning at Nihon Unisys, Ltd.(seconded). He also had responsibilities as external auditor of ACCA Network Co., Ltd. and Nextcom K.K.

Mr. Matsuzawa received BE in Engineering from University of Tokyo and MBA from Harvard University.

###

Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Announcement of Subsidiary's Management and Personnel Changes

TOKYO, October 24, 2007 – Monex, Inc. ("Monex"), a 100% subsidiary of Monex Beans Holdings, Inc., has decided the following management changes effective October 24, 2007 at the Extraordinary Shareholders' Meeting held today. In addition, Monex has decided the following personnel change.

1. Management Changes (Effective October 24, 2007)

Name	New Assignment	Current Assignment
Katsuki Mandai	Director General Manager, Products & Services Dept.	Director
Satoshi Hasuo	Director	General Manager, Products & Services Dept.

2. Personnel Change (Effective November 1, 2007)

Name	New Assignment	Current Assignment
Atsushi Yasuhara	General Manager, Account Administration Dept. General Manager, Operation Planning Office	General Manager, Operation Planning Office

###

Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Announcement of Subsidiary's Organization and Personnel Changes

TOKYO, January 29, 2008 – Monex, Inc. ("Monex"), a 100% subsidiary of Monex Beans Holdings, Inc., has decided the following organization and personnel changes effective February 1, 2008.

1. Organization Changes

   Operation Planning Office shall be abolished and its functions of efficiency improvement and optimization of business process shall be conducted by each execution department.

2. Personnel Changes

Name	New Assignment	Current Assignment
Atsushi Yasuhara	GM, Account Administration Dept	GM, Account Administration Dept GM, Operation Planning Office

###

Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Announcement of Organization and Personnel Changes

TOKYO, January 29, 2008 – Monex Beans Holdings, Inc. ("MBH") has decided the following organization and personnel changes effective February 1, 2008.

1. Organization Changes

   Corporate Service Department and Corporate Communications Office shall be reorganized to CEO Office.

   IT Planning Office shall be established to enforce the IT strategy of the MBH group.

2. Personnel Changes

Name	New Assignment	Current Assignment
Kazuhiro Miyake	GM, CEO Office	GM, Corporate Services Dept
Toshihiko Katsuya	GM, Corporate Planning Office	GM, Corporate Planning Office GM, Corporate Communications Office
Kiminori Kaneko	GM, IT Planning Office	

*The Status of Kiminori Kaneko at Monex Inc, Director and GM of Technology Dept, shall be unchanged.

###

Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Monex University to Start Research on Investment Management Theories

TOKYO, January 29, 2008 -- Monex Beans Holdings, Inc. announces that its subsidiary, Monex University, Inc. ("Monex University"), will additionally take the role of research and development on investment management theories.

Our group has aspired to be an integrated online financial institution designed for individual investors, offering enhanced system infrastructure and expanded lineup of products and services. In addition, we consider it indispensable to provide an "Intelligence Infrastructure", such as a tool that enables investors to select and combine the most appropriate products and services from a wide lineup depending on the investment objective and risk tolerance of respective investors.

As an investor education company for individuals, Monex University has provided "Monex Campus", an e-learning system that offers an opportunity to learn asset management and life planning. For the development of the "Intelligence Infrastructure", Monex University will carry out research on the latest investment management theories such as international asset allocation and/or equilibrium model. The research outcome will be applied to an advice engine to create and manage asset portfolio for customers of Monex, Inc.

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Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

MBH to Establish Beijing Representative Office

TOKYO, January 29, 2008 -- Monex Beans Holdings, Inc. ("MBH") announces that it has decided to establish an office in Beijing, China.

1. Background

   Under the rapid globalization of financial businesses, MBH has considered to expand its business to growing markets outside Japan. Consequently, MBH has decided to open a local office in Beijing aiming to develop business opportunities in China, which is close to Japan geographically with historical relationship and whose economic growth is remarkable.

   Having a base in Beijing, MBH intends to research into Chinese financial market and financial trends in order to investigate possibilities to introduce Chinese financial products to Japan and to start up financial related businesses in China.

   MBH also expects to expand its business to other growing markets overseas in the future.

2. Outline of Beijing Representative Office

Opening:	February 2008 (planned)
Location:	Beijing, China
Business:	Research into Chinese financial market and financial trends
	Research on start-up of financial related business in China
	Investigation on introduction of Chinese financial products to Japan

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Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

MBH to Change Company Name

TOKYO, January 29, 2008 -- Monex Beans Holdings, Inc. ("MBH") announces that it has decided to change its company name, subject to shareholder approval at the forthcoming 4th Annual General Meeting to be held in June 2008.

1. New Company Name
   Monex Group, Inc.

2. Effective Date (planned)
   July 1, 2008

3. Background
   MBH was incorporated through stock exchange by Monex, Inc. and Nikko Beans, Inc., both of which were founded in 1999. Since its incorporation, MBH has aggressively developed its business aiming to establish "Integrated Online Financial Institution for Individuals" and has become a holding company with ten subsidiaries and affiliates in the group. In order to further expand its businesses, MBH has concluded to change its company name for the group's brand recognition.
   The new company name "Monex Group, Inc." is intended to produce a sense of unity with its core subsidiary, "Monex, Inc." which has been familiar to customers since its foundation.
   Meanwhile, considering the origin of a part of the current company name "Beans", the Company plans to establish a "Beans Scholarship" to enhance development of human resources such as supporting group employees to obtain MBA degrees abroad.

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Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Notice Regarding Acquisition of Own Shares

(Acquisition of own shares in accordance with Articles of Incorporation set forth based on Article 165, Paragraph 2 of Corporation Law)

TOKYO, January 29, 2008 -- Monex Beans Holdings, Inc. ("the Company") announces that it has resolved at the meeting of the Board of Directors held today that the Company would acquire its shares in accordance with Article 156 of the Corporation Law applicable pursuant to Article 165, paragraph 3 of the said Law.

1. Purpose of Share Acquisition

   In order to implement flexible capital management policies corresponding to the transition of managerial environment.

2. Outline of Share Acquisition

1) Type of shares to be acquired	Shares of common stock of the Company
2) Total number of shares to be acquired	Up to 35,000 shares
	(1.49% of shares issued and outstanding (excluding treasury stock))
3) Total cost of acquisition	Up to 2,200 million yen
4) Period of acquisition	From January 30, 2008 to March 31, 2008

(Reference)

Total number of treasury shares as of December 31, 2007

Total number of shares issued and outstanding (excluding treasury stock):	2,344,684.65 shares
Total number of shares of treasury stock:	2.81 shares

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Contact: Corporate Communications Office
Michiyo Kubota, Mina Kanai
+81-3-6212-3750